================================================================================

                                 United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 6-K
               Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934
                          For the month of April, 2000


                             Commission File Number 0-29103


                         ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)


                                 Not Applicable
                 (Translation of registrant's name into English)


                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)



                               5 Yishun Street 23
                                Singapore 768442
                                 (65) 755-5885
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X             Form 40-F
                              -----                    -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                  No  X
                            -----               -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

================================================================================

ST ASSEMBLY TEST SERVICES LTD
(Incorporated in the Republic of Singapore)


NOTICE OF SIXTH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Sixth Annual General Meeting of ST Assembly Test Services Ltd (the "Company") will be held at its registered office at 5 Yishun Street 23, Singapore 768442, on June 8, 2000 at 10.00 a.m. to transact the following routine and special business:-

ROUTINE BUSINESS

1) To receive and adopt the Audited Accounts of the Company for the financial year ended December 31, 1999, together with the Reports of the Directors and Auditors.

2)     To re-elect the following Directors each of whom will retire pursuant to
       Article 94 of the Articles of Association of the Company and who, being eligible, offer themselves for re-election:-


       (a)    Mr Liow Voon Kheong
       (b)    Mr Sum Soon Lim
       (c)    Mr Charles Richard Wofford

3) To re-appoint KPMG as Auditors to hold office until the conclusion of the next annual general meeting at a remuneration to be determined by the Board of Directors.

4) To approve Directors' fees totalling S$510,000.00 for the year ended December 31, 1999 (S$300,000.00 for the year ended December 31, 1998).

SPECIAL BUSINESS

5) To consider and, if thought fit, to pass with or without modifications the following resolutions:-

ORDINARY RESOLUTIONS

(A) AUTHORITY TO ALLOT AND ISSUE SHARES PURSUANT TO SECTION 161 OF THE COMPANIES ACT, CHAPTER 50.

       Resolved that pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorised to allot and issue shares in the capital of the Company to any person on such terms and conditions and with such rights or restrictions as they may think fit to impose and that such authority shall continue in force until the conclusion of the next annual general meeting ("AGM") of the Company or the expiration of the period within which the next AGM is required by law to be held, whichever is the earlier.

(B) AUTHORITY TO ALLOT AND ISSUE SECURITIES PURSUANT TO SECTION 161 OF THE COMPANIES ACT, CHAPTER 50.


       Resolved that pursuant to Section 161 of the Companies Act, Chapter 50, approval be and is hereby given to the Directors to:-

       (i) (aa) create and issue securities ("Securities") including, without limitation, warrants or options to subscribe for new ordinary shares of the Company ("New Shares") or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;

              (bb) create and issue any further Securities ("Further Securities") as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and

              (cc) make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as "Agreements") which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;

       (ii)   allot and issue from time to time:-

              (aa) such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;

              (bb) on the same basis as paragraph (ii)(aa) above, such further New Shares as may be required to be allotted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and

              (cc) such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in accordance with the terms and conditions of the Agreements; and

       (iii) take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.

(C) AMENDMENT TO THE ST ASSEMBLY TEST SERVICES LTD SHARE OPTION PLAN 1999 (THE "ESOP99")

       Resolved that pursuant to Section 10(b) of the ESOP99 and further to resolutions passed by the shareholders on May 28, 1999, approval be and is hereby given for the ESOP99 to be amended to increase the maximum number of ordinary shares that may be issued under the ESOP99 from 85 million ordinary shares to 150 million ordinary shares and that such ordinary shares, when allotted, issued and paid for in accordance with the ESOP99, shall be validly issued and fully paid ordinary shares in the capital of the Company.

(D)    AUTHORITY TO ALLOT AND ISSUE SHARES PURSUANT TO THE ESOP99

       Resolved that the Directors be and are hereby authorised to offer and grant options in accordance with the provisions of the ESOP99, as amended, and to allot and issue from time to time such number of ordinary shares of the Company as may be required to be issued pursuant to the exercise of the options under the ESOP99.

6) To transact any other business as may be properly transacted at any annual general meeting.

BY ORDER OF THE BOARD


CHUA SU LI (MRS)
Company Secretary

April 24, 2000

NOTE:

(1) A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company's Register of Shareholders (Members).

(2) A Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a Shareholder of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company at 5 Yishun Street 23, Singapore 768442 not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof. A proxy may be revoked at any time prior to the time it is voted.

(3) The Company is subject to the continuing Nasdaq listing rules and applicable U.S. federal securities laws and will not be subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.

ST ASSEMBLY TEST SERVICES LTD
(Incorporated in the Republic of Singapore)


PROXY STATEMENT
April 24, 2000


GENERAL

The accompanying proxies are solicited on behalf of the Board of Directors (the "Board") of ST Assembly Test Services Ltd ("STATS"), a company incorporated in the Republic of Singapore under the Companies Act, Chapter 50 of Singapore (the "Companies Act"), for use at STATS's Annual General Meeting of Shareholders (the "Annual General Meeting") to be held on June 8, 2000 (the "Annual Meeting Date"), at 10 a.m. (Singapore time), at 5 Yishun Street 23, Singapore 768442, or any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of Annual General Meeting.

A shareholder is a person whose name appears on the Depository Register (as defined in the Companies Act) maintained by The Central Depository (Pte) Limited in Singapore or a person registered in STATS's Register of Shareholders (Members) as a holder of STATS's Ordinary Shares, par value S$0.25 per share (the "Ordinary Shares" or "Shares"). Shareholders who are registered with The Central Depository (Pte) Limited or in STATS's Register of Shareholders (Members) at least 48 hours before the time set for the Annual General Meeting shall be entitled to vote at the Annual General Meeting. At the close of business on March 31, 2000, the number of issued Ordinary Shares of STATS was 982,245,035. Any two or more Shareholders holding or representing a total of one-third of the outstanding Ordinary Shares of STATS present in person or by proxy at the Annual General Meeting will constitute a quorum for the transaction of business at the Annual General Meeting.

This Proxy Statement, the accompanying proxies, the related Notice of the Annual General Meeting and STATS's Annual Report were first mailed to Shareholders on or about April 24, 2000.


VOTING RIGHTS AND SOLICITATION OF PROXIES

On the Annual Meeting Date, Shareholders are entitled to one vote for each Ordinary Share held. Ordinary Shares may not be voted cumulatively.

Any Shareholder signing a proxy in the form accompanying this Proxy Statement has the power to revoke it either prior to the Annual General Meeting at which the matter voted by proxy is acted upon or at the Annual General Meeting prior to the vote on the matter. A proxy may be revoked by a subsequent proxy that is signed by the Shareholder giving it or by such Shareholder attending the Annual General Meeting and voting in person. To be effective, a proxy must be deposited at STATS's registered office located at 5 Yishun Street 23, Singapore 768442, at least forty-eight (48) hours before the time set for the Annual General Meeting or any adjournment thereof.

A proxy need not be a Shareholder. Shareholders may appoint any member of the Board or any other person as their proxy.

The expense of printing and mailing proxy materials will be borne by STATS. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers and other employees of STATS by personal interview, telephone or facsimile. No additional compensation will be paid for such solicitation. STATS will request brokers and nominees who hold Ordinary Shares in their names and the ADR Depositary to furnish proxy materials to beneficial owners of the Ordinary Shares and ADRs and will reimburse such brokers and nominees for their reasonable expenses incurred in forwarding solicitation materials to such beneficial owners.

Ordinary Shares represented by duly executed proxies deposited with STATS will be voted at the Annual General Meeting in accordance with Shareholders' instructions contained in the instrument. In the absence of specific instructions in the proxy, the proxy of a Shareholder may vote or abstain as he may think fit. On a show of hands, each of the resolutions to be proposed under Proposals 1, 2, 3, 4 and 5 will be duly passed by the affirmative vote of a simple majority of Shareholders present and voting at the Annual General Meeting. On a poll, each of the resolutions to be proposed under Proposals 1, 2, 3, 4 and 5 will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each Ordinary Share held.


PROPOSAL NO. 1 -- TO RECEIVE AND ADOPT THE AUDITED ACCOUNTS OF STATS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 1999, TOGETHER WITH THE REPORTS OF THE DIRECTORS AND AUDITORS

STATS's Annual Report for its financial year ended December 31, 1999 accompanies this Proxy Statement. STATS's financial statements contained in its Annual Report have been prepared in conformity with United States generally accepted accounting principles. STATS's financial statements are accompanied by an auditors' report of KPMG.

THE BOARD RECOMMENDS A VOTE FOR THE RECEIPT AND ADOPTION OF THE DIRECTORS' REPORT, AUDITED ACCOUNTS AND AUDITORS' REPORT

PROPOSAL NO. 2 (A) -- RE-ELECTION OF DIRECTOR, MR. LIOW VOON KHEONG

According to STATS's Articles of Association, one-third of the Board will retire at each Annual General Meeting. The retiring Director is nonetheless eligible for re-election.

Accordingly, pursuant to Article 94 of STATS's Articles of Association, on the date of the Annual General Meeting, Mr. Liow Voon Kheong shall retire as Director by rotation. He has offered himself for re-election. The Board believes that it is in the best interest of STATS to re-elect Mr. Liow Voon Kheong as Director.


THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF MR. LIOW VOON KHEONG AS A DIRECTOR OF STATS TO HOLD OFFICE

PROPOSAL NO. 2 (B) -- RE-ELECTION OF DIRECTOR, MR. SUM SOON LIM

According to STATS's Articles of Association, one-third of the Board will retire at each Annual General Meeting. The retiring Director is nonetheless eligible for re-election.

Accordingly, pursuant to Article 94 of STATS's Articles of Association, on the date of the Annual General Meeting, Mr. Sum Soon Lim shall retire as Director by rotation. He has offered himself for re-election. The Board believes that it is in the best interest of STATS to re-elect Mr. Sum Soon Lim as Director.

THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF MR. SUM SOON LIM AS A DIRECTOR OF STATS TO HOLD OFFICE

PROPOSAL NO. 2(C) -- RE-ELECTION OF DIRECTOR, MR. CHARLES RICHARD WOFFORD

According to STATS's Articles of Association, one-third of the Board will retire at each Annual General Meeting. The retiring Director is nonetheless eligible for re-election.

Accordingly, pursuant to Article 94 of STATS's Articles of Association, on the date of the Annual General Meeting, Mr. Charles Richard Wofford shall retire as Director by rotation. He has offered himself for re-election. The Board believes that it is in the best interest of STATS to re-elect Mr. Charles Richard Wofford as Director.


THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF MR. CHARLES RICHARD WOFFORD AS A DIRECTOR OF STATS TO HOLD OFFICE

PROPOSAL NO. 3 -- RE-APPOINTMENT OF KPMG AS INDEPENDENT AUDITORS AND FIXING THEIR REMUNERATION

The Board intends to engage KPMG as STATS's independent auditors to perform the audit of its financial statements for the fiscal year 2000. KPMG has audited STATS's financial statements for the past five fiscal years. The Board expects that a representative of KPMG will be present at the Annual General Meeting. Such representative will be given an opportunity to make a statement at the meeting if he desires to do so, and will be available to respond to appropriate questions. KPMG has consented to act as auditors for fiscal year 2000.

THE BOARD RECOMMENDS A VOTE FOR THE RE-APPOINTMENT OF KPMG AS AUDITORS TO HOLD OFFICE UNTIL THE CONCLUSION OF THE NEXT ANNUAL GENERAL MEETING AND AUTHORIZATION FOR THE BOARD TO FIX THEIR REMUNERATION

PROPOSAL NO. 4 -- APPROVAL OF DIRECTORS' FEES

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

In 1999, the aggregate amount of compensation paid by STATS to all its directors and executive officers listed below was approximately US$2.6 million. In 1999, STATS's directors received remuneration broken down as follows:

                                   EXECUTIVE        NON-EXECUTIVE
                                   DIRECTORS          DIRECTORS         TOTAL
-----------------------------------------------------------------------------
US$250,000 and above                   1                 --               1
US$150,000 to US$249,999               2                 --               2
US$0 to US$149,999                    --                  9               9

STATS does not have any pension, retirement or other similar post-retirement benefits.

Non-executive directors receive annual directors' fees except that directors' fees for those employed by Singapore Technologies Pte Ltd are paid to Singapore Technologies Pte Ltd and for those employed by EDB Investments Pte Ltd ("EDBI") are paid to EDBI. Those who are not employed by Singapore Technologies Pte Ltd or EDBI also receive compensation for attending meetings of the Board of Directors. Directors are reimbursed for reasonable expenses they incur in attending meetings of the Board and its committees. They may also receive compensation for performing additional or special duties at the request of the Board. Alternate Directors do not receive any compensation for serving or attending meetings of the Board. Mr. Tan Bock Seng and Mr. Lee Joon Chung, who are executive directors of STATS, do not receive directors' fees.

As at December 31, 1999, STATS had 12 Directors (including 3 Alternate Directors) on the Board. In Singapore it is customary that Directors are paid a fee for their contributions to the company. For the fiscal year ended December 31, 1998, STATS paid Directors' fees totaling S$300,000.00. STATS seeks approval for the payment of Directors' fees of S$510,000.00 for the fiscal year ended December 31, 1999 for their contributions to STATS.

Directors' fees for the fiscal year ended December 31, 1999 represent an increase of 70% over Directors' fees for the fiscal year ended December 31, 1998. This increase was due to the setting up of more board committees and the corresponding increase in meeting attendance by STATS's Directors.

THE BOARD RECOMMENDS A VOTE FOR THE APPROVAL OF DIRECTORS' FEES TOTALLING S$510,000.00 FOR THE YEAR ENDED DECEMBER 31, 1999

PROPOSAL NO. 5 -- AUTHORITY TO ALLOT AND ISSUE SHARES

STATS is incorporated in the Republic of Singapore. Under the Companies Act, the Directors may exercise any power of the company to issue new Ordinary Shares only with the prior approval of the Shareholders of the company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the conclusion of the next annual general meeting of shareholders of the company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is the earlier.

Shareholders' approval is sought for the issue of new Ordinary Shares during the period from the Annual General Meeting to the next annual general meeting. This approval, if granted, will lapse at the conclusion of the Annual General Meeting of STATS to be held in 2001.

The requirement for Shareholders' approval under the Companies Act extends to the issue of new Ordinary Shares arising from the conversion, exchange or exercise of other securities, including warrants or options to subscribe for new Ordinary Shares of STATS or to purchase from STATS other securities issued or to be issued by STATS, debt securities and securities which are convertible into, exchangeable for, or exercisable for new Ordinary Shares, new Ordinary Shares pursuant to any offers, agreements, options, undertakings, guarantees and/or indemnities to be made, entered into or issued by STATS, as well as new Ordinary Shares to be issued pursuant to the exercise of options under the ST Assembly Test Services Ltd Share Option Plan 1999 (the "ESOP99").

Shareholders' approval is sought for the creation and issuance of new securities, including but not limited to warrants, options or other securities convertible into, exchangeable for, or exercisable for, Ordinary Shares, the making, entry into and/or issue of offers, agreements, options, undertakings, guarantees and/or indemnities by STATS which would or might require the issue of Ordinary Shares, and the issuance of Ordinary Shares required or permitted to be allotted and issued on the conversion, exchange or exercise of such securities, pursuant to such offers, agreements, options, undertakings, guarantees and/or indemnities, or upon the exercise of any options under the ESOP99.

The Board believes that it is advisable and in the best interests of STATS and its Shareholders to have a sufficient number of new Ordinary Shares for issuance in future financing transactions, acquisitions and other proper corporate opportunities and purposes. Having additional Ordinary Shares available for issuance in the future would give STATS greater flexibility to pursue corporate opportunities and, subject to the listing requirements of the Nasdaq National Market, enable it to issue Ordinary Shares without the expense and delay of having to convene an extraordinary general meeting of Shareholders.

In summary, under proposal 5, Shareholders are requested to authorise the Board to:

a) issue shares in the capital of STATS pursuant to Section 161 of the Companies Act;

b) create and issue securities and to issue shares in connection therewith in the capital of STATS pursuant to Section 161 of the Companies Act;

c) amend the ESOP99 to increase the maximum number of shares that may be issued under the ESOP99 from 85 million to 150 million shares; and

d) offer and grant options and to issue additional shares in capital of STATS pursuant to the ESOP99.

THE BOARD RECOMMENDS A VOTE FOR EACH OF THE RESOLUTIONS SET OUT UNDER PROPOSAL NO. 5, AS DESCRIBED ABOVE AND IN THE NOTICE OF ANNUAL GENERAL MEETING.

OTHER BUSINESS

The Board of Directors does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters are to be brought before the Annual General Meeting, except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgement of those persons voting such proxies.


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
BACKGROUND

EXECUTIVE OFFICERS AND DIRECTORS

STATS's directors and executive officers are as follows:

NAME                                                                       POSITION
----------------------------------------------------------------------------------------------------------
BOARD OF DIRECTORS AND CERTAIN
EXECUTIVE OFFICERS

Tan Bock Seng(1)                                     Chairman of the Board of Directors & Chief Executive
                                                     Officer

Lim Ming Seong(2)(3)                                 Deputy Chairman of the Board of Directors
Lee Joon Chung                                       Director and President
Sum Soon Lim(1)                                      Director
Steven Hugh Hamblin(2)                               Director
Koh Beng Seng(1)                                     Director
Liow Voon Kheong                                     Director
Premod Paul Thomas(2)                                Director
Charles Richard Wofford(1)(3)                        Director
June Chia Lihan                                      Alternate Director to Mr. Lee(4)
                                                     Executive Vice President, Sales and Marketing
Gan Chee Yen                                         Alternate Director to Mr. Thomas(4)
Lai Yeow Hin                                         Alternate Director to Mr. Liow(4)

OTHER EXECUTIVE OFFICERS

Wong Kok Kit                                         Chief Financial Officer
Han Byung Joon                                       Chief Technology Officer
Lee Hoong Leong                                      Vice President, Leaded Business
Tan Chee Keong                                       Vice President, Test Business
John Briar                                           Vice President, Packages Technology Development
Steve Liew                                           Vice President, Array Business
Choong Chan Yong                                     Vice President, Sales and Marketing
John McCarvel                                        President, Singapore Technologies Assembly and Test
                                                     Services, Inc.

(1)    Member of the Audit Committee.

(2)    Member of the Budget Committee.

(3)    Member of the Executive Resource and Compensation Committee.

(4) Under Singapore companies law, a director appointed by a company may, if permitted by the Articles of Association of such company, appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director of such company for a period of time.

None of STATS's Directors, Executive Officers or substantial shareholders is related to another.

TAN BOCK SENG

Tan Bock Seng has served as a director since January 1995 and has been STATS's Chairman and Chief Executive Officer since May 1998. He became a member of STATS's Audit Committee in April 1999. Mr. Tan has 29 years of experience in the semiconductor industry and has held key positions in several multinational corporations, including Fairchild Singapore Pte Ltd and Texas Instruments Singapore Pte Ltd. He was President of Chartered Semiconductor Manufacturing Ltd from 1993 to 1998 and Managing Director of National Semiconductor, Singapore, from 1988 to 1993. Mr. Tan received his Bachelor of Science in Mathematics from the University of Singapore.

LIM MING SEONG

Lim Ming Seong became STATS's Deputy Chairman in June 1998 and was appointed Chairman of the Budget Committee in April 1999. He was also a member of the Employees' Share Ownership Scheme Committee, which has subsequently been replaced by the Executive Resource and Compensation Committee of which he is a member. Mr. Lim is the Group Director of Singapore Technologies Pte Ltd, Deputy Chairman of the Board of Directors of Chartered Semiconductor Manufacturing Ltd and Chairman of CSE Systems & Engineering Ltd. After joining Singapore Technologies Pte Ltd in December 1986, Mr. Lim has held various senior positions in the Singapore Technologies Group. Prior to joining Singapore Technologies Pte Ltd, Mr. Lim was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Applied Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. Mr. Lim also participated in the Advanced Management Programs at INSEAD and Harvard University.

LEE JOON CHUNG

Lee Joon Chung has been STATS's President since February 1997 and was appointed to STATS's Board of Directors in October 1998. Prior to serving as President, Mr. Lee was STATS's General Manager from January 1995 to February 1997. From 1990 to 1994, Mr. Lee was with Microchip Technology and served as its Vice President of Far East Operations from July 1993 until February 1994. Mr. Lee received his Bachelor of Science in Mechanical Engineering from the University of Alberta, Canada.

SUM SOON LIM

Sum Soon Lim was appointed to STATS's Board of Directors in January 1998 and became Chairman of the Audit Committee in April 1999. Mr. Sum is currently a part-time corporate advisor to Singapore Technologies Pte Ltd and is on the Board of Directors of Chartered Semiconductor Manufacturing Ltd. Prior to accepting his position with Singapore Technologies Pte Ltd, Mr. Sum worked for the Singapore Economic Development Board, DBS Bank, J.P. Morgan Inc., Overseas Union Bank and Nuri Holdings (S) Pte Ltd, a private investment holding company. Mr. Sum is also a member of the Securities Industry Council. Mr. Sum received his Bachelor of Science (Honors) in Production Engineering from the University of Nottingham, England.

STEVEN HUGH HAMBLIN

Steven Hugh Hamblin was appointed to STATS's Board of Directors in June 1998 and became a member of the Budget Committee in April 1999. Mr. Hamblin was with Compaq Computer Corporation from 1984 to 1996 and held various positions including, Managing Director of Compaq Asia Manufacturing, Vice President Asia/Pacific Division, Vice President and Financial Controller for Corporate Operations, and Vice President of Systems Division Operations. He was with Texas Instruments for ten years before leaving as its Division Controller, Semiconductor Group, to join General Instrument, Microelectronics Division, New York in 1983 as its Group Financial Executive. Mr. Hamblin received his Bachelor of Science in Civil Engineering from the University of Missouri, Columbia and his Master of Science in Industrial Administration from Carnegie-Mellon University.

KOH BENG SENG

Koh Beng Seng was appointed to STATS's Board of Directors in February 1999 and became a member of the Audit Committee in April 1999. He is currently Senior Advisor to Asia Pulp & Paper Company Ltd and an advisor to the International Monetary Fund. He is on the Board of Directors of Chartered Semiconductor Manufacturing Ltd. Mr. Koh is active in the financial services sector and was with the Monetary Authority of Singapore from 1973 to 1998, where he served as Deputy Managing Director from 1988 to 1998. Mr. Koh received his Bachelor of Commerce (First Class Honors) from Nanyang University and his MBA from Columbia University. Mr. Koh was awarded an Overseas Postgraduate Scholarship by the Monetary Authority of Singapore in 1978. In 1987, the President of the Republic of Singapore awarded him a Meritorious Service Medal.

LIOW VOON KHEONG

Liow Voon Kheong was appointed to STATS's Board of Directors in October 1997. Mr. Liow is presently Assistant Managing Director (Operations) of the Economic Development Board, General Manager of EDB Investments Pte Ltd, Director/General Manager of EDB Ventures Pte Ltd and EDB Ventures 2 Pte Ltd and General Manager of PLE Investments Pte Ltd. Mr. Liow started his career with the Economic Development Board in 1976. He received his Bachelor of Engineering (Electrical & Electronics) and his Diploma in Business Administration from the University of Singapore.

PREMOD PAUL THOMAS

Premod Paul Thomas was appointed to STATS's Board of Directors in March 1998 and became a member of the Budget Committee in April 1999. Mr. Thomas is Director (Finance) of Singapore Technologies Pte Ltd and is an Alternate Director on the Board of Directors of Chartered Semiconductor Manufacturing Ltd. Before joining Singapore Technologies Pte Ltd in February 1998 he was with Tirtamas Group, Jakarta, as Group Executive Advisor from 1995 to 1998 and with Bank of America from 1983 to 1995. Mr. Thomas received his Bachelor of Commerce (First Class Honors) from Loyola College, India in 1977. He is a Certified Associate of the Indian Institute of Bankers, Bombay, and has an MBA from the Indian Institute of Management, Ahmedabad.

CHARLES RICHARD WOFFORD

Charles Richard Wofford was appointed to STATS's Board of Directors in February 1998 and became a member of the Audit Committee and the Executive Resource and Compensation Committee in April and August 1999, respectively. Mr. Wofford is presently the Vice-Chairman of FSI International. Mr. Wofford was with Texas Instruments for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, CEO and President of Farr Company from 1992 to 1995. He received his Bachelor of Arts in Mathematics and Psychology from Texas Western College.

JUNE CHIA LIHAN

June Chia Lihan was appointed Alternate Director to Lee Joon Chung in October 1998. Ms Chia joined STATS in 1994 and became STATS's Executive Vice-President, Worldwide Sales & Marketing in April 1998. From 1991 to 1994, Ms. Chia was with Nortel Australia and served as its Director of Manufacturing Operations from early 1993 to July 1994. Ms. Chia received her Bachelor of Engineering (First Class Honors) from the University of Singapore and her MBA from the National University of Singapore.

GAN CHEE YEN

Gan Chee Yen was appointed Alternate Director to Premod Paul Thomas in July 1999. Mr. Gan has been in the finance accounting field for more than 15 years and is currently the Group Financial Controller of Singapore Technologies Pte Ltd. He was the Senior Manager of Singapore Technologies Marine Ltd before joining Singapore Technologies Pte Ltd in September 1996 as the Group Financial Controller. Mr. Gan received his Bachelor of Accountancy from the National University of Singapore.

LAI YEOW HIN

Lai Yeow Hin was appointed Alternate Director to Liow Voon Kheong in October 1997. Mr. Lai started his career with the Singapore Economic Development Board in the electronics industry in 1990. He is presently holding concurrent positions as Chief Information Officer and Deputy Director, Electronics (Industry Development Division), Economic Development Board. From December 1992 to January 1996, Mr. Lai was the Director of the Economic Development Board's office in Los Angeles. He was a Founding Director of the Singapore American Business Association of Southern California from 1994 to 1996. Currently, Mr. Lai is a member of the management board of the Centre for Wireless Communications at the National University of Singapore and a member of the management board of the Centre for Signal Processing at the Nanyang Technological University. Mr. Lai received his Master of Science (Electrical Engineering) from the University of Illinois (Urbana-Champaign).

WONG KOK KIT

Wong Kok Kit joined STATS in February 1998 and became STATS's Chief Financial Officer in May 1999. Mr. Wong has more than 14 years of professional experience in finance and accounting. From 1990 to 1998, he worked for Seagate Technology in various financial capacities, serving as its Finance Director for seven years. Mr. Wong received his Bachelor of Business Administration from the National University of Singapore in 1985.

HAN BYUNG JOON

Han Byung Joon joined STATS and became our Chief Technology Officer in December 1999. Prior to joining STATS, Dr. Han was Director of Product Development at Anam Semiconductor, Inc. and, before that, held various engineering positions with IBM and AT&T Bell Labs in Murray Hill, New Jersey. Dr. Han is credited with the invention of several wafer and chip scale semiconductor packaging technologies patented today. Dr. Han received his Doctorate in Chemical Engineering from Colombia University in 1998.

LEE HOONG LEONG

Lee Hoong Leong joined STATS in April 1996 and became STATS's Vice President of Leaded Business in May 1998. Mr. Lee has held a number of management positions at Texas Instruments and National Semiconductor Singapore in operations management, logistics, quality assurance and equipment engineering. Mr. Lee received his Bachelor of Engineering (Mechanical) from the University of Singapore in 1980.

TAN CHEE KEONG

Tan Chee Keong joined STATS in June 1996 and became STATS's Vice President of Test Business in April 1998. Prior to joining STATS, Mr. Tan was Operations Manager with Cyrix Asia Pacific from 1993 to 1996 and Supervising Engineer with Advanced Micro Devices Singapore Pte Ltd from 1987 to 1993. Mr. Tan received his Bachelor of Science from University of London in 1984.

JOHN BRIAR

John Briar joined STATS in September 1997 and became STATS's Vice President of Packages Technology Development in April 1999. Prior to joining STATS, Mr. Briar had more than ten years of package development and managerial experience with Northern Telecom, Compaq, Amkor and Alphatec Electronics. Mr. Briar received his Bachelor of Science from the University of Central Florida in 1989.

STEVE LIEW

Steve Liew joined STATS in September 1998 and became STATS's Vice President of Array Business in May 1999. Prior to joining STATS, he was Director, CABGA Operations with Amkor/Anam Advanced Packaging Inc in the Philippines. Mr. Liew held various managerial positions in Amkor/Anam from 1994 to 1998. Before joining Amkor, he had over 16 years of experience working in semiconductor assembly and packaging with Advanced Micro Devices, Western Digital, Silicon System and General Electric. Mr. Liew received his Bachelor of Science from California State University in 1984 and his MBA from University of La Verne, CA in 1991.

CHOONG CHAN YONG

Choong Chan Yong has been STATS's Vice President of Sales and Marketing since February 1999. From 1991 to 1999, Mr. Choong worked for Chartered Semiconductor Manufacturing Ltd in various management capacities, most recently as President - Asia/Japan. Mr. Choong began his career as an engineer for Texas Instruments and later moved to National Semiconductor where he worked as Manufacturing Section Manager and then as Planning Manager. Mr. Choong received his Bachelor of Science from Ohio State University in 1983.

JOHN MCCARVEL

John McCarvel joined STATS in January 1999 and became President of Singapore Technologies Assembly and Test Services, Inc. in July 1999. From 1996 to 1998, Mr. McCarvel served as Vice President of Strategic Business Development at Micron Custom Manufacturing Services, Inc. He was with Dovatron International from 1990 to 1996, in various key positions including President of Western Operations (USA); Vice President of Worldwide Sales (based in France); and Vice President of Pacific Rim Operations (based in Singapore). From 1985 to 1990, he served as Corporate Controller (San Jose) and Director of Operations (based in Singapore) for Adaptec. Mr. McCarvel received his Bachelor of Science from Carroll College in 1985 and his MBA from the University of California in 1990.

According to STATS's Articles of Association, one-third of the Board will retire at each Annual General Meeting. Directors are, however, eligible for re-election. Accordingly, pursuant to Article 94 of STATS's Articles of Association, Mr. Liow Voon Kheong, Mr. Sum Soon Lim and Mr. Charles Richard Wofford will, on the date of the Annual General Meeting, retire as Directors by rotation. In line with this practice, the Board of Directors is recommending that each be re-elected at the Annual General Meeting.

The Board of Directors held five meetings in 1999. The average attendance by Directors at Board meetings they were scheduled to attend was over 93%.

COMMITTEES OF THE BOARD OF DIRECTORS

The Audit Committee of STATS's Board of Directors currently consists of Sum Soon Lim (Chairman), Charles Richard Wofford, Koh Beng Seng and Tan Bock Seng. The Audit Committee:

- reviews the scope and results of the audits provided by STATS's internal and independent auditors;

- reviews and evaluates STATS's administrative, operating, and internal accounting controls;

-      reviews material related party transactions; and

- reviews the integrity of the financial information presented to STATS's shareholders.

The Audit Committee held one meeting in 1999.

The Executive Resource and Compensation Committee currently consists of Ms. Ho Ching (Chairman), Lim Ming Seong and Charles Richard Wofford. Ms. Ho Ching is neither a director nor an executive officer of STATS. She is the President & Chief Executive Officer of Singapore Technologies Pte Ltd and was nominated by Singapore Technologies Pte Ltd and co-opted to the committee. She serves on the boards of some companies within the Singapore Technologies Group. STATS's Articles of Association allows non-board members to serve on board committees, other than the Audit Committee which must comprise only board members under Singapore law. The Executive Resource and Compensation Committee:

- establishes compensation policies and incentive programs for key executives;

-      approves salary reviews, bonuses and incentives for key executives;

- approves share incentives, including share options and share ownership for executives;

-      approves key appointments and reviews succession plans for key positions;
       and

- oversees the development of key executives and younger talented executives.

The Executive Resource and Compensation Committee held one meeting in 1999.

The Budget Committee currently consists of Lim Ming Seong (Chairman), Premod Paul Thomas, and Steven Hugh Hamblin. The Budget Committee meets with STATS's senior management three times a year to review its quarterly financial performance against its annual budget and to review its annual budget.

The Budget Committee held two meetings in 1999.

SHARE OPTION PLAN

Effective as of May 28, 1999, STATS adopted its Share Option Plan. The purpose of the plan is to offer selected individuals an opportunity to acquire or increase a proprietary interest in STATS by purchasing STATS's ordinary shares. Options granted under the Share Option Plan may be nonstatutory options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

The aggregate number of shares that may be issued under the Share Option Plan and under all of STATS's other share incentive and options schemes or agreements may not exceed 85 million shares (subject to anti-dilution adjustment pursuant to the Share Option Plan). If an outstanding option expires for any reason or is cancelled or otherwise terminated, the shares allocable to the unexercised portion of such option will again be available for the purposes of the Share Option Plan and all other share incentive and option schemes approved by STATS's Board of Directors.

The Share Option Plan is administered by the Executive Resource and Compensation Committee. STATS's employees, outside directors and consultants are eligible to receive option grants except as follows:

- employees of STATS's affiliates and STATS's outside directors and consultants are not eligible for the grant of incentive stock options; and

- employees, outside directors and consultants of STATS's affiliates who are residents of the United States are not eligible for the grant of options.

An individual who owns more than 10% of the total combined voting power of all classes of STATS's outstanding shares or of the shares of STATS's parent or subsidiary is not eligible for the grant of options unless:

- the exercise price of the option is at least 110% of the fair market value of a share on the date of grant; and

- in the case of an incentive stock option, such option by its terms is not exercisable after the expiration of five years from the date of grant.

The exercise price of an incentive stock option shall not be less than 100% of the fair market value of a share on the date of grant. The exercise price of a nonstatutory option shall not be less than 85% of the fair market value of a share on the date of grant. In no event will the exercise price for a share be below the par value of that share.

Options granted to persons other than officers, outside directors and consultants shall become exercisable at least as rapidly as 20% per year over the five-year period commencing on the date of grant.

The exercisability of options outstanding under the Share Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of STATS, as defined in the Share Option Plan. In addition, pursuant to the terms of the Share Option Plan, after STATS's initial public offering, outstanding options were accelerated by 12 months if the optionee's service had not been terminated and if his or her option agreement did not provide otherwise.

Each grant under the Share Option Plan is evidenced by a share option agreement and the term of options granted may not exceed ten years from the date of grant. If the optionee's service with STATS is terminated, the optionee's outstanding options, to the extent then exercisable, remain exercisable for a specified period (which is based on the reason for the termination) following the date of termination. All options which are not exercisable at the date of termination lapse when the optionee's service terminates.

The Executive Resource and Compensation Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price. No modification of an option shall, without the consent of the optionee, impair the optionee's rights or increase the optionee's obligations under such option.

Options are generally not transferable under the plan.

In the event of certain changes in STATS's capitalization, the Executive Resource and Compensation Committee will make appropriate adjustments in one or more of the number of shares available for future grants under the Share Option Plan, the number of shares covered by each outstanding option or the exercise price of each outstanding option. If STATS is a party to a merger or consolidation, outstanding options will be subject to the agreement of merger or consolidation.

The Share Option Plan will terminate automatically on May 28, 2009. The Executive Resource and Compensation Committee may amend, suspend or terminate the Share Option Plan at any time and for any reason, provided that any amendment which increases the number of shares available for issuance under the Share Option Plan, or which materially changes the class of persons who are eligible for the grant of incentive stock options, will be subject to the approval of our shareholders.


As of June 12, 1999, options to purchase an aggregate of 1,570,400 shares at S$0.25 per share had been granted to eligible holders under the Share Option Plan. At the close of the option offer period, on July 11, 1999, 1,563,400 options were accepted. As of November 22, 1999, options to purchase an aggregate of 7,663,800 shares at the higher of S$2.00 or the initial public offering price had been granted to eligible holders under the Share Option Plan of which 140,000 and 4,150,000 were granted to non-executive directors and executive officers, respectively. At the close of the option offer period on December 7, 1999, 7,601,000 options were accepted. The options vest over five years and expire ten years from the date of grant which is June 12, 2009 and November 22, 2009, respectively (except in the case of options held by non-executive directors which expire five years from the date of grant). A total of 17,396,365 options are outstanding, including 361,000 and 10,022,500 options held by non-executive directors and executive officers, respectively.

Total compensation cost is measured based on the difference between the fair value of the shares and the price at which the shares are offered under the plan at the time the shares are granted. Compensation expense is provided generally over the vesting period on a systematic basis. See Note 20 to STATS's consolidated financial statements.

CERTAIN TRANSACTIONS

STATS is part of the Singapore Technologies Group. The Singapore Technologies Group is a leading technology-based multi-national conglomerate based in Singapore. The Singapore Technologies Group provides a full array of multi-disciplinary capabilities, ranging from research and development, design and engineering, precision and high value-added manufacturing, major infrastructure development and management in the following five core business groups: Engineering, Technology, Infrastructure, Financial Services and Property. Other companies in the Singapore Technologies Group include Chartered Semiconductor Manufacturing Ltd.

The Singapore Technologies Group is 100%-owned by Temasek Holdings (Private) Limited, the principal holding company through which the corporate investments of the Government of Singapore are held. Temasek Holdings (Private) Limited owns 78.3% of Singapore Technologies Pte Ltd. The remaining 21.7% is owned by Singapore Technologies Holdings Ltd, which is in turn 100%-owned by Temasek Holdings (Private) Limited.

STATS engages in transactions with companies in the Singapore Technologies Group in the normal course of its business. Such transactions are generally entered into on normal commercial terms. STATS has recently entered into a turnkey contract with Chartered Semiconductor Manufacturing Ltd for its wafer, sort assembly and test services. This agreement governs the conduct of business between the parties, relating, among other things, to the sort, assembly and test services which were previously solely governed by purchase orders executed by Chartered Semiconductor Manufacturing Ltd. The agreement does not contain any firm commitment for Chartered Semiconductor Manufacturing Ltd to purchase or for STATS to supply services covered thereunder. The agreement is for a period of three years and will be automatically renewed thereafter unless certain events occur. In 1996, STATS hired ST Architects & Engineers Pte Ltd, a Singapore Technologies Group company, to provide it with professional services in relation to the construction of its Singapore facility. STATS paid ST Architects & Engineers Pte Ltd an aggregate of approximately $2.1 million under the contract. In addition, the construction contract of $38.0 million was awarded to a Singapore Technologies Group company, Singapore Technologies Construction Pte Ltd (now called Sembcorp Construction Pte Ltd). The construction of STATS facility was completed in August 1998.

STATS leases the land on which its Singapore facility is situated pursuant to a long-term operating lease from the Housing Development Board, a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996, and is renewable for a further 30 years subject to the fulfillment of certain conditions. The rent is S$84,333 ($49,500) per month subject to revision to market rate in March of each year, with the increase capped at 4% per annum.

On April 14, 1998, STATS entered into an agreement with TriTech, an entity in the Singapore Technologies Group, to sublease the 5th floor of its Singapore facility for a term of 36 months. This agreement terminated on October 15, 1999. The monthly rental is S$81,000 ($49,000) per month subject to revision in March of each year, with any increases capped at the percentage by which its rent for the entire facility increases. TriTech has been in liquidation since October 15, 1999. Although the judicial manager has paid STATS the rent from May 1999 until now, TriTech still owes STATS half a month's rental for the period April 1999.

In the year ended December 31, 1999, STATS paid a management fee of $1.9 million to Singapore Technologies Pte Ltd for various management and corporate services provided pursuant to the Singapore Technologies Management and Support Services Agreement dated March 3, 1997. This fee was $0.5 million, $0.9 million and $1.1 million in 1996, 1997 and 1998, respectively. The services rendered by Singapore Technologies Pte Ltd include internal auditing, training, executive resources, treasury, and corporate secretarial services. These services are provided by Singapore Technologies Pte Ltd to all members of the Singapore Technologies Group, including STATS. STATS currently pays Singapore Technologies Pte Ltd an annual management fee which prior to December 1999 was based on certain percentages of capital employed, sales, manpower and payroll. The new service agreement into which STATS entered in December 1999 is a formula and service based fee arrangement. In addition, STATS reimburses Singapore Technologies Pte Ltd for the third-party costs and expenses Singapore Technologies Pte Ltd incurs on its behalf. The service agreement expires in the event STATS ceases to be a subsidiary of Singapore Technologies Pte Ltd. It can be terminated by Singapore Technologies Pte Ltd upon STATS's prolonged failure to pay the management fees due to Singapore Technologies Pte Ltd (but cannot be terminated by STATS).

STATS's insurance coverage is held under various insurance policies which are negotiated and maintained by Singapore Technologies Pte Ltd but billed directly to STATS. This enables STATS to benefit from the group rates negotiated by Singapore Technologies Pte Ltd.

Singapore Technologies Pte Ltd provided STATS with short-term financing (generally on a 3 to 6 month renewable basis) which loans were repaid in full in 1998. The aggregate amount of short term loans provided by Singapore Technologies Pte Ltd for 1997 was $109.9 million. The average weighted interest rate for these loans was 5.1% and 7.8% in 1997 and 1998, respectively. STATS also participated with certain affiliated companies in a Singapore Technologies Group cash management program in which daily cash surpluses or shortfalls are lent to or borrowed among affiliated companies at a rate determined on an arms-length basis. STATS no longer participates in this program.

In 1998, STATS obtained a demand loan from ST Treasury Services Ltd, a wholly-owned subsidiary of Singapore Technologies Pte Ltd, and a long-term loan with the Economic Development Board. The loan agreement restricts STATS from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of STATS, in each case without prior lender consent. The loan is unsecured, but is supported by a corporate guarantee given by Singapore Technologies Pte Ltd.

In 1997, STATS established Singapore Technologies Assembly and Test Services, Inc., a wholly-owned subsidiary incorporated in the State of Delaware which provides its United States sales and marketing, research and development, design and support services. Singapore Technologies Assembly and Test Services, Inc. obtains human resources, finance and information technology services from Chartered Semiconductor Manufacturing Inc., the U.S. subsidiary of Chartered Semiconductor Manufacturing Ltd. These general and administrative expenses are borne and recharged to STATS by Chartered Semiconductor Manufacturing Inc. These expenses amounted to $2.2 million, $1.0 million and $1.3 million for 1997, 1998 and 1999 respectively. The service fee is determined at the end of each year for the upcoming year. STATS expects the amount of such expenses to decrease significantly in the future as it hires its own employees.

All new material related party transactions among STATS and its officers, directors, principal shareholders and their affiliates require approval of a majority of the board of directors and must be on such terms the directors believe are no less favorable to STATS than could be obtained from unaffiliated parties. In addition, since STATS's initial public offering, all material related party transactions must be separately approved by the Audit Committee.

SHAREHOLDINGS AND SHARE TRADING

The following table sets forth certain information regarding the ownership of STATS's Ordinary Shares as of March 15, 2000 (i) by each person who is known by STATS to own beneficially more than 10% of its Outstanding Ordinary Shares and
(ii) by all directors and executive officers as a group.

Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

                                                NUMBER OF SHARES            PERCENTAGE
NAME OF BENEFICIAL OWNER                        BENEFICIALLY OWNED       BENEFICIALLY OWNED
--------------------------------------------------------------------------------------------
Singapore Technologies Pte Ltd(1)                  511,532,398              52.1%
Singapore Technologies Semiconductors Pte Ltd(1)   200,695,652              20.4%
EDB Investments Pte Ltd(2)                          48,021,950               4.9%
All directors and executive officers as a group(3)  13,676,500               1.4%

(1) Temasek Holdings (Private) Limited, the principal holding company of the Government of Singapore, owns 78.3% of Singapore Technologies Pte Ltd and owns 100% of Singapore Technologies Holdings Ltd which owns the remaining 21.7% of Singapore Technologies Pte Ltd which, in turn, owns 100% of Singapore Technologies Semiconductors Pte Ltd. Temasek Holdings (Private) Limited may therefore be deemed to beneficially own the shares directly owned by Singapore Technologies Pte Ltd and Singapore Technologies Semiconductors Pte Ltd.

(2) EDB Investments Pte Ltd is a wholly owned investment holding arm of the Economic Development Board, a Singapore government agency. The Economic Development Board may therefore be deemed to beneficially own the shares directly owned by EDB Investments Pte Ltd.

(3) In addition, all directors and executive officers as a group own 10,383,500 options under the Share Option Plan.

STATS's ordinary shares have been traded on the Singapore Exchange Securities Trading Limited or SGX-ST since January 31, 2000 and STATS's American Depositary Receipts or ADRs have been traded on the Nasdaq National Market or Nasdaq since January 28, 2000.

As of March 15, 2000, there were approximately 8,389 shareholders on record of the ordinary shares, of which 7,987 holders were registered in Singapore and 40 were registered in the United States, and 134 ADR-holders on record of the ADRs, of which approximately 129 were registered in the United States. Because many of STATS's ordinary shares and ADRs were held by brokers and other institutions on behalf of shareholders in street name, STATS believe that the number of beneficial holders of STATS's ordinary shares and ADRs is substantially higher.

On March 31, 2000, the closing price of STATS's ordinary shares on the SGX-ST was S$8.45 and on Nasdaq was $48.50.

ST ASSEMBLY TEST SERVICES LTD
(Incorporated in the Republic of Singapore)

                     -----------------------------------------------------------
                     IMPORTANT

                     1. For Investors who have used their CPF moneys to buy shares of ST Assembly Test Services Ltd, the Annual Report 1999 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

                     2. This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

                     3. CPF Investors who wish to vote should contact their CPF Approved Nominees.
                     -----------------------------------------------------------

PROXY FORM
- SIXTH ANNUAL GENERAL MEETING




I/We, __________________________________________________________________ (Name)
of __________________________________________________________________ (Address)
being a shareholder(s) of ST ASSEMBLY TEST SERVICES LTD (the "Company") hereby appoint:-

-------------------------------------------------------------------------------
                                  NRIC/PASSPORT             PROPORTION OF
  NAME            ADDRESS           NUMBER                 SHAREHOLDING (%)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
*and/or
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------

as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Sixth Annual General Meeting ("Sixth AGM") of the Company to be held at 5 Yishun Street 23, Singapore 768442 on June 8, 2000 at 10.00 a.m., and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Sixth AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Sixth AGM).

--------------------------------------------------------------------------------------------------------------------------
NO.         ROUTINE BUSINESS - ORDINARY RESOLUTIONS                                                      FOR       AGAINST
--------------------------------------------------------------------------------------------------------------------------
1          To adopt the Directors' Report and Audited Accounts for the year ended
           December 31, 1999 and the Report of the Auditors thereon.

2(a)       (i)    To re-elect Mr Liow Voon Kheong as a Director of the
                  Company pursuant to Article 94 of the Company's Articles of
                  Association.

           (ii) To re-elect Mr Sum Soon Lim as a Director of the Company pursuant to Article 94 of the Company's Articles of Association.

           (iii)  To re-elect Mr Charles Richard Wofford as a Director of the
                  Company pursuant to Article 94 of the Company's Articles of Association.

3 To re-appoint KPMG as Auditors and to authorise the Directors to fix their remuneration.

4          To approve Directors' fees totalling S$510,000.00 for the year ended
           December 31, 1999.

           SPECIAL BUSINESS - ORDINARY RESOLUTIONS

5(a) To authorise the Directors to issue shares in the capital of the Company pursuant to Section 161 of the Companies Act, Chapter 50.

5(b) To authorise the Directors to create and issue securities and to issue shares in the capital of the Company pursuant to Section 161 of the Companies Act, Chapter 50.

5(c)       To authorise the Directors to amend the ST Assembly Test Services Ltd
           Share Option Plan 1999 ("ESOP99") to increase the maximum number of ordinary shares that may be issued under the ESOP99 from 85 million ordinary shares to 150 million ordinary shares.

5(d)       To authorise the Directors to offer and grant options and to issue additional shares in the capital of the Company pursuant to the
           ESOP99.
--------------------------------------------------------------------------------------------------------------------------

Dated this _________ day of _________________ 2000.




-------------------------------------------------
Signature(s) of Shareholder(s)/Common Seal
*Please delete accordingly

                                                     ---------------------------
                                                     TOTAL NUMBER OF SHARES HELD
                                                     ---------------------------


                                                     ---------------------------



                                                                       IMPORTANT
                                                Please read notes on the reverse

NOTES:-

1. Please insert the total number of ordinary shares ("Shares") held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders (Members), you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders (Members). If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2. A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company's Register of Shareholders (Members). A Shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a Shareholder of the Company.

3. Where a Shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at 5 Yishun Street 23, Singapore 768442 not less than 48 hours before the time appointed for the Sixth Annual General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a Shareholder may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Sixth Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.


GENERAL:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the Shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Sixth Annual General Meeting, as certified by The Central Depository
(Pte) Limited to the Company.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  ST Assembly Test Services Ltd



Date: April 25, 2000                              By: /s/ BERNARD LIEW
                                                  -----------------------------
                                                  Name:  Bernard Liew
                                                  Title: Senior Manager, Legal